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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadaret Grant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center, 5th Floor
(No. and Street)

Syracuse	New York	13202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Grant — (315) 471-2191 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company LLP
(Name – *if individual, state last, first, middle name*)

115 Solar Street, Suite 100	Syracuse	New York	13204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur F. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadaret Grant & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Darlene J. Tanner

Notary Public

DARLENE J. TANNER
Notary Public, State of New York
No. 34-3930890
Qualified in Onondaga County
Commission Expires 08-31-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INDEPENDENT AUDITORS' REPORT

Board of Directors
Cadaret, Grant & Co., Inc.
Syracuse, New York

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Syracuse, New York
February 23, 2007

CADARET, GRANT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$ 3,024,692
Cash and securities segregated under federal and other regulations	3,191,124
Deposit with clearing broker	100,000
Commissions and other receivables from broker-dealers and mutual funds	4,421,214
Other receivables	125,500
Investment securities	819,881
Fixed assets, net	840,537
Other assets	578,736
TOTAL ASSETS	$ 13,101,684

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to mutual funds and customers	$ 745,843
Commissions payable	4,275,760
Accounts payable and accrued expenses	1,371,454
TOTAL LIABILITIES	6,393,057

STOCKHOLDERS' EQUITY

Common stock, $.01 par value, 400,000 shares authorized 104,688 shares issued and outstanding	1,047
Additional paid-in capital	135,239
Retained earnings	6,572,341
TOTAL STOCKHOLDERS' EQUITY	6,708,627
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,101,684

See accompanying notes to financial statement.

NOTE A - ORGANIZATION AND NATURE OF OPERATIONS

Cadaret, Grant & Co., Inc. (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of a financial services holding company. The Company's principal offices are located in Syracuse, New York and Mount Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are commissions from sales of mutual funds and insurance products and investment advisory fees. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Advisory Fees

Investment advisory fees are computed and recorded quarterly using the fair value of investments in customer's accounts at the end of each calendar quarter multiplied by each account's contractual rate.

Fixed Assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Income Taxes

The Company files a consolidated federal income tax return with its parent. Consolidated federal income tax expense is allocated between the group members on a separate return basis. State income tax returns are filed on a separate return basis. Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred income taxes related primarily to temporary differences between the financial reporting and income tax basis of investment securities, fixed assets and certain accrued expenses. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

NOTE D - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2006, cash of $3,191,124 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE E - DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

NOTE F - INVESTMENT SECURITIES

Investment securities consist of equity positions in corporate stocks recorded at market value.

NOTE G - FIXED ASSETS

Fixed assets consist of the following at December 31, 2006:

Leasehold improvements	$ 200,805
Furniture and fixtures	186,959
Equipment	2,340,234
Automobiles	150,933
	2,878,931
Less: Accumulated depreciation	2,038,394
	$ 840,537

NOTE H - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital of $4,842,192, which was $4,468,384 in excess of its required net capital of $373,808. The Company's net capital ratio was 1.16 to 1.

NOTE I - PROFIT-SHARING PLAN

The Company has a qualified profit sharing retirement plan with a 401(K) deferred compensation provision covering all eligible employees. The Company may make matching and/or discretionary contributions to the plan which are determined annually by management.

NOTE J - DEFERRED INCOME TAXES

Deferred tax assets and liabilities at December 31, 2006 are as follows:

Deferred tax assets	$ 108,000
Deferred tax liabilities	(158,000)
Net deferred tax liabilities	$ (50,000)

NOTE K - COMMITMENTS AND CONTINGENCIES

The Company has entered into operating leases for its office facilities. At December 31, 2006, future minimum rental commitments under operating leases are as follows:

2007	$ 314,969
2008	95,271
2009	56,218
	$ 466,458

ENL